Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

December 10, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER DRILLS 1,051g/t SILVER OVER 2.7
METRES AND 20.9g/t GOLD OVER 0.35 METRES AT TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR, the “Company”) is pleased to announce results of a successful surface core drilling program in six areas at the Topia Mine, including the Recompensa, San Gregorio, El Rosario, Cantarranas, San Miguel, and El 80 veins. The first-ever drilling at the gold-rich Recompensa vein has demonstrated excellent continuity of the mineralization both along strike and to depth, while drilling on the silver-rich, San Gregorio and El Rosario veins intersected exceptional silver values between 30 and 50 meters below current mining levels.

At the Recompensa vein, four holes were completed along approximately 300 metres of strike length and 50 metres below the existing mine workings. The two easternmost holes are particularly notable, with results as follows:

  ST09-094 intersected 94g/t silver, 12.5g/t gold, 3.86% lead, and 1.36% zinc over 0.30 metres (0.23 metres True Width (“TW”)),
  ST09-095 intersected 76g/t silver, 20.9g/t gold, 1.38% lead, and 9.79% zinc over 0.35 metres (0.27 metres TW).

The westernmost hole, ST09-092 intersected 0.50 metres (0.2 metres TW) @ 67g/t silver, 7.6g/t gold, 0.17% lead, and 1.04% zinc.

A total of 2,649 metres in 21 NQ size core holes was drilled over the six areas. All significant intersections, plan maps and longitudinal sections are on the Company website at http://www.greatpanther.com/s/TopiaMine.asp.

Other highlights include:

  ST09-088 at the San Gregorio vein: 0.32 metres (0.18 metres TW) @ 4,340g/t silver, 0.46g/t gold, 7.0% lead, and 9.6% zinc.
  ST09-091 at the El Rosario vein: 2.7 metres (1.73 metres TW) @ 1,051g/t silver, 0.22g/t gold, 2.01% lead, and 7.83% zinc.

At the San Gregorio vein, drilling was focused 30 to 50 metres below the present development along approximately 250 metres of strike length. Of the four holes drilled here, all intersected the vein, with two having exceptional results. ST09-088 intersected 0.52 metres (0.30 metres TW) @ 1,503g/t silver, 0.2g/t gold, 4.5% lead, and 6.26% zinc, including 0.32 metres (0.18 metres TW) @ 4,340g/t silver, 0.46g/t gold, 7.0% lead, and 9.6% zinc. ST09-089 intersected 1.05 metres (0.52 metres TW) @ 498g/t silver, 0.37g/t gold, 0.41% lead, and 11.64% zinc.

At the El Rosario vein, drilling was focused 30 to 50 metres below the west end of the present development. Both holes had exceptional results with ST09-090 intersecting 0.45 metres (0.22 metres TW) @ 1,740g/t silver, 0.05g/t gold, 5.45% lead, and 8.37% zinc. ST09-091 intersected 2.7 metres (1.73 metres TW) @ 1,051g/t silver, 0.22g/t gold, 2.01% lead, and 7.83% zinc, along with a footwall zone of 1.0 metre (0.64 metres TW) @ 686g/t silver, 0.10g/t gold, 1.72% lead, and 11.14% zinc.

The area between the current workings of the Hormiguera Mine and the San Miguel Mine, Level A, 110 metres vertically apart, was explored with six drill holes. The Cantarranas and San Miguel veins were intersected, along with the newly discovered San Jorge vein, demonstrating good continuity of these narrow veins with highly variable grades. Further follow-up drilling will be done in 2010 to justify the expansion of mining in this highly prospective area.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

The El 80 Mine is currently exploiting two silver-rich parallel veins in the hanging wall of the Madre vein. Two holes were drilled below present workings to test the depth potential. Both holes intersected the veins but with low values. Further exploration in 2010 will focus on the lateral and shallower extensions of these veins.

As part of the mine expansion plans (news release Sept 16, 2009), the focus of the surface drill program was to work closely with the mine engineers in drilling areas that were being considered for future development, in order to prioritize areas and to increase the mineral resource. Based on the results of the 2009 drilling program, a more aggressive surface drill program is being planned to expand the mineral resource on veins presently being exploited and to explore a number of highly prospective veins and vein segments elsewhere on the Company’s extensive land package. Resources have yet to be evaluated for the above six veins (GPR News Release, July 21, 2009) and a new update, including these drill results plus those from the newly planned drill program, is expected later in 2010.

All Topia Mine drill core samples are assayed by SGS at the Company's Guanajuato Mine site laboratory. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Topia Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company's QA/QC program includes the regular insertion of blanks and standards into the sample shipments.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.